Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Mar. 30	Mar. 31
	2007	2006

Basic:
Weighted average shares outstanding	20,153,000	19,261,000

Net Income	$23,114,000	$5,227,000
Per share amount	$1.15	$0.27

Diluted:
Weighted average shares outstanding	20,153,000	19,261,000
Dilutive stock securities based on the treasury stock method using average market price	460,000	317,000

Totals	20,613,000	19,578,000

Net Income	$23,114,000	$5,227,000
Per share amount	$1.12	$0.27